CHINA INSONLINE CORP.
Room 42, 4F, New Henry House
10 Ice House Street
Central, Hong Kong

May 7, 2009

Mr. Gary Todd
100 F Street, N.E.
Mail Stop 6010
Washington, DC  20549-7010

Re:	China INSOnline Corp.
Form 10-K for the fiscal year ended June 30, 2008
Filed September 29, 2008
File No. 000-20532

Dear Mr. Todd:

At the request of the U.S. Securities and Exchange Commission (the “Commission”), we are providing this letter in response to certain comments made in the Commission’s letter dated March 13, 2009 regarding the Company’s Annual Report on Form 10-K as filed with the Commission on September 29, 2008.  We are providing the following letter containing our responses.

Form 10-Q for the Quarterly Period Ended December 31, 2008
Item 1.Financial Statements
Note 1.Organization and Principal Activities, page F-5

COMMENT 1:
We refer to our prior comment 10.  Please tell us where you have provided the additional disclosure regarding powers of attorney granted by the shareholders of ZYTX to ZBDT as described in underlying agreements in your subsequent filings.

RESPONSE:
In response to the Commission’s comment, the Company acknowledges that it has not provided the additional disclosure regarding powers of attorney granted by the shareholders of ZYTX to ZBDT, however the Company intends to fully disclose the rights conveyed and explain the extent to which the powers of attorney give ZBDT control over the equity interests in ZYTX in future filings.

Mr. Todd
May 7, 2009

Note 4.Summary of Significant Accounting Policies, page F-8 Revenue Recognition

COMMENT 2:	We refer to our prior comment 12. Please tell us where you have provided the additional disclosure relating to paragraphs 9 and 18 of EITF 00-21 in subsequent filings.

RESPONSE:
In response to the Commission’s comment, we have provided the additional disclosure in Note 4(e) of the Company’s Notes to Condensed Consolidated Financial Statements for the periods ended December 31, 2008 and 2007.

Prepaid Advertising Costs

COMMENT 3:	We refer to our prior comment 14. With respect to prepaid advertising, in future filings please make accounting policy disclosure that clarifies how you apply paragraphs .26 and .49 of SOP 93-7.

RESPONSE:	In future filings, the Company will make an accounting policy disclosure that clarifies how we apply paragraphs .26 and .49 of SOP 93-7 with respect to prepaid advertising.

Note 12.Acquisition of Company, Page F-17

COMMENT 4:
We see that $4.5 million of the $5.9 million paid to acquire GHIA was allocated to a non-amortizing intangible asset assigned to the license to operate an insurance agency business in China.  In light of the unusually significant allocation of purchase price to an operating license, please help us understand the basis in GAAP for your purchase allocation.  In that regard please explain:

a)
Please tell us why you believe the operating license is an intangible asset under paragraph 39 of SFAS 142.  In that regard, also tell us what you did to identify any other intangible assets acquired in the GHIA transaction.

b)	Please describe to us the terms and conditions of this license, including the rights conveyed, life and renewal provisions.

c)	Explain to us any unusual factors about a license to operate an insurance agency in China leading to the unusually significant purchase allocation to that license.

d)
As it appears that GHIA has only recently begun operations, please tell us why you acquired GHIA as opposed to obtaining an operating license directly from the relevant government authority.  In that regard, please explain the complexities and estimated costs if you had obtained that license directly from the relevant government authority.

Mr. Todd
May 7, 2009

e)
You disclose that GHIA performs services “similar to those of the Company in China” and we see that you currently operate an insurance agency business in China.  Tell us whether you currently have a license to operate an insurance agency in China.  If so, explain to us what it cost to obtain that license and the business purpose of the second license.

f)
Tell us how you applied paragraph 11 of SFAS 142 in assigning an indefinite live to the operating license.  In that regard, explain the basis for your disclosure that the license will generate indefinite cash flows.

g)
Explain to us why management believes that the operating license has a fair value of $4.5 million at acquisition.  In that regard, explain to us how the operating license asset was valued, including a description of the significant methods, models and assumptions applied.

h)
If fair value was determined based on discounted future cash flows, please explain to us how those expected cash flows were determined.  In that regard, it appears that GHIA reported only minor revenues prior to the acquisition.

i)	Tell us how you evaluated whether GHIA was a business for SFAS 141 purposes. Please refer to paragraph 9 of SFAS 141 and EITF 98-3.

j)
Explain to us any pre-acquisition business or family relationships between your shareholders, management and directors and those of GHIA.  Also, explain to us any continuing involvement of the former shareholder of GHIA in the acquired business.

RESPONSE:	In response to the Commission’s comment, the Company’s explanations are listed below:

a)
The insurance business is restricted in China and its operations are governed by an operating license.  Hence, the operating license is a major intangible asset of insurance agencies in China.  The history of operations of GHIA is not lengthy and there are no other intangible assets, such as brand names or other intellectual property.  Therefore, we believe that the operating license is the only intangible asset of GHIA for the purpose of SFAS 142.

Mr. Todd
May 7, 2009

b)
The insurance operating license is issued by the China Insurance Regulatory Commission (“CIRC”), the license is renewable every 2 years after verification by the CIRC and the license is not transferable.  The terms and conditions of the operating license (including rights conveyed, life and renewal provisions) are as follows:

The Company must have:

•	minimum registered and paid-up capital of Rmb 5 million;

•	appropriate provisions in its corporate charter to comply with legal requirements;

•	proper organizational structure, management and internal control systems;

•	appropriate offices for operating the business;

•	sufficient computer hardware and software to meet the needs for operation;

•	at least 2 qualified insurance professionals (“QIPs”) employed by the Company;

•	at least 50% of its total employees be QIPs; and

•	senior managerial staff who fulfill the requirements by CIRC.

c)
The insurance industry is a restricted business in China and is closely monitored by the CIRC.  Recently, the CIRC has issued many policies and regulations designed to improve the overall environment of the insurance industry.  For example, the quality and number of insurance industry participants, including, without limitation, insurance companies, agents and agency companies, are assessed strictly and the review and approval of applications are time consuming.  In addition, the insurance agency market is growing and becoming widely accepted by the public due to the high quality of services it provides.  GHIA’s license, which provides customers with a comprehensive scope of services, has the ability to enhance the Company’s development in a short period of time.

Mr. Todd
May 7, 2009

d)
The CIRC has a series of requirements for the application of the license, including, without limitation, requirements concerning the structure of a company, its capitalization, management, qualification of personnel and experience of staff (whether employees have relevant insurance qualifications and experience) and a requirement that the headcount of this type of professional staff be 50% or more of the total headcount of the licensee.  Normally, the application for an insurance operation license (like GHIA’s) would take at least 3 months to obtain.  Although GHIA has recently commenced operations, it possessed a valid insurance agent operation license which can be used immediately and which reduces the expenditure of both the financial and non-financial resources of the Company.

e)
The insurance operation license currently held by the Company is different from that of GHIA.  GHIA’s license covers a much wider scope of operations and therefore the valuation of GHIA’s license should be much higher than that of the Company’s license.

GHIA’s license includes the following scope of business and operations:

a.	Helping the insured on insurance planning, selection of insurance companies and completion of all procedures for execution of the insurance plan;

b.	Assisting the insured (or beneficiary) with arrangement of insurance claims;

c.	Carrying out the reinsurance agent business;

d.	Acting as agent to provide insurance and risk assessment and valuation, management, consultation and advisory services; and

e.	Performing other business services and operations approved by CIRC.

In order to seize opportunities in the growing Chinese insurance market, the Company’s management performed a feasibility study of the acquisition and found it to be a solid means for the Company to advance its business.

f)
The insurance operating license is renewable every 2 years if the Company provides appropriate services to its customers and complies with the applicable CIRC rules and policies. The license could be renewed indefinitely at little cost.  The license was renewed prior to GHIA’s acquisition.

Mr. Todd
May 7, 2009

The Company intends to renew the license indefinitely, and evidence supports its ability to do so. Historically, there has been no compelling challenge to the license renewal process. As long as GHIA is in possession of a valid operating license, GHIA could continue the insurance agency business and generate cash flows for the foreseeable future. Therefore, cash flows from that license are expected to continue indefinitely.

The insurance agent operations license would be deemed to have an indefinite useful life because cash flows are expected to continue indefinitely. Therefore, the license would not be amortized until its useful life is no longer deemed to be indefinite. The license would be tested for impairment in accordance with paragraph 17 of SFAS 142.

g)
The Company’s management has obtained information on the value of the operating license through an investigation and feasibility study.  Management also reviewed a valuation report from an independent appraisal company.  The details of the independent valuation methods, models and assumptions are shown in Appendix 1 attached hereto.  Having reviewed the above-referenced studies, management concluded that $4.5 million is a fair value of the license.

h)	The expected cash flow was determined by a financial forecast of income and expenditures projecting the development of the business for the next 10 years.

i)	GHIA is a business for SFAS 141 purposes as the facts illustrate below:

a.	GHIA possesses an operating license for operating an insurance agency business;

b.	GHIA’s existing operations, customers, assets and employees were transferred to the Company after the acquisition;

c.
The Company has implemented strategic plans following the acquisition of GHIA, such as increasing the registered and paid-up capital of GHIA to RMB20 million after completion of acquisition to ensure the strategic development of business in all of mainland China; and

Mr. Todd
May 7, 2009

d.	The Company has increased its business coverage through the acquisition of GHIA.

j)
There were no pre-acquisition business relationships nor were there any family relationships between the shareholders, management and directors of the Company and those of GHIA except that Mr. Xueyun Han, a director of the Company, served as one of the shareholders of GHIA prior to October 2005.  There is no continuing involvement of the former shareholder of GHIA in the acquired business.

COMMENT 5:
On page F-10 you indicate that the fair value assigned to the operating license was determined by an independent appraisal company.  Please tell us the nature and extent of the third-party’s involvement in your decision-making process associated with the referenced valuation.  While you (management) may elect to take full responsibility for valuing the intangible asset, if you choose to continue to refer to the expert, you may need to revise to name the expert and include their consent as an exhibit to any registration statement that includes or incorporates this disclosure in compliance with Securities Act Rule 436.  Please refer to Question 141.02 of the Compliance and Disclosure Interpretations on Securities Act Sections, which can be found at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm.

RESPONSE:
The Company’s management carried out a separate investigation and feasibility study on the operating license.  An independent appraisal company provided the Company with its professional judgment on the valuation of the operating license.  This report served as a good reference for management’s consideration of the price of the license.  The ultimate decision on the price came from management after reviewing all studies and valuation reports for reference.

Item 2.Management’s Discussion and Analysis of Financial Condition and Results of Operations, Page 2
Liquidity and Capital Resources, page 20
Cash Flow

COMMENT 6:
It appears that other receivables included the receivable from the former shareholder of GHIA and that you reported the subsequent collection of that receivable as an operating activity.  Please tell us why collection of the receivable from the former shareholder of GHIA is appropriately characterized as an operating activity under the classification guidance from SFAS 95.

Mr. Todd
May 7, 2009

RESPONSE:
In response to the Commission’s comment, we consider the former shareholder of GHIA as a third party to the Company and he has no relation to the Company.  Hence, the former shareholder of GHIA would be considered as an “Other Receivable” from a third party in the Company’s record.  As a result, the collection of such funds would be characterized under Operating Activity on the Statement of Cash Flow.

Liquidity

COMMENT 7:
You have a substantial amount accrued for income taxes and business taxes, totaling approximately $4.5 million and $1.5 million, respectively, as of December 31, 2008.  In future filings, please disclose when the accrued taxes are due and payable.  As necessary, please also disclose how you plan to fund these substantial liabilities.

RESPONSE:	In response to the Commission’s comment, the Company will disclose when the accrued taxes are due and payable in future filings and, if necessary, disclose how we plan to fund these liabilities.

Item 4.Controls and Procedures, page 22

COMMENT 8:
You disclose that your principal executive officer and principal financial officer concluded that disclosure controls and procedures as of December 31, 2008 are “effectively designed.”  In future filings please disclose whether disclosure controls and procedures “are effective” or “are not effective.”  Please refer to Item 307 of Regulation S-K and Exchange Act Rule 13a-15(b).

RESPONSE:	In response to the Commission’s comment above, the Company will disclose whether its disclosure controls and procedures are effective or are not effective in all future filings.

COMMENT 9:
As a related matter, you also disclose that disclosure controls and procedures as of December 31, 2009 are effectively designed “to ensure that information required to be disclosed or filed by us is recorded, processed or summarized, within the time periods specified in the rules and regulations of the U.S. Securities and Exchange Commission.”  If you elect to include any qualifying language as to the effectiveness conclusion, in your future filings such language should be consistent with the full two sentence definition of “disclosure controls and procedures” set forth in Rule 13a-15(e) of the Exchange Act.  Alternatively, if true, your disclosure could simply indicate that your officers determined that “disclosure controls and procedures are effective” without any further qualifications or attempts to define the term.

Mr. Todd
May 7, 2009

We also see that the first sentence of the disclosure expresses a slightly different definition of disclosure controls and procedures from that appearing after the phase “effectively designed.”  Please also apply the substance of this comment to the first sentence.  That is, either provide a simple reference to the relevant Exchange Act rule or provide a definition consistent with the full two sentence definition of disclosure controls and procedures.

RESPONSE:	In future filings, the Company will apply the substance of the Commission’s comment above with respect to disclosure controls and procedures.

We trust that this response satisfactorily responds to your request.  Should you require further information, please contact Clayton E. Parker at (305) 539-3306 or Matthew Ogurick at (305) 539-3352.

Thank you very much for your consideration of this response.

Sincerely,

/s/ Mingfei Yang
Mingfei Yang

Mr. Todd
May 7, 2009

Appendix 1

A.           Valuation Model:

According to the relevant Chinese laws, regulations and relevant operational regulations, the Income Present Value method is adopted.

The calculation formula of the Income Present Value method is as follows
		n	Rt
P	=	∑	------------------
		t=1	(1 + r)[t]

Of which:	P	is	The project appraisal value
	Rt	is	Cash net flow in the next t years for the project
	n	is	Economy life for the project
	t	is	In the next t years
	r	is	Rate of dividend

B.           Method:

1) Obtain the market information regarding the pricing of appraised assets

2) Comparing the financial information and index of the same industry

3) Obtain the 5 year government bond rate and the rate of return of the same industry

4) Review the company’s previous financial statements

5) Prepare the financial forecast of the company after the acquisition of the appraised assets

6) Find out the present value of the project

C.           Assumptions:

1) Exchange

All appraised assets could be placed in market for exchange.

1

Mr. Todd
May 7, 2009

2) Open market

There is an open market for exchange, which is competitive with sellers and buyers, for exchange of the appraised assets.  Both sellers and buyers are in equal positions for carrying out the transactions.  They both have equal opportunities and time to obtain necessary market information.

3) Continuous usage

The appraised assets could be used continuously by the successor.

4) Going concerns

The owner of the appraised assets would be conducting the business continuously and the value of the appraised assets would be valued on this basis, rather than the value of liquidation.

2